

Rentus (Rentus.com) is a mobile and online rental marketplace where people are able to rent just about anything from tools and equipment, to party supplies and camping gear. Users are provided with the location of the item, they are able to read and post reviews, pay for the rental, buy insurance and arrange for pick up or delivery of the item.

Rentus is using the rise of the sharing economy to also bring the person-to-person rental industry to a user-friendly platform, as well as create a new marketplace and low cost access to consumers for companies in the rental business.

Person-to-person rental is an untapped market. People have tools, hard to find equipment or items collecting dust in their garages that could be supplementing their income by utilizing the Rentus marketplace. Rntus matches people who own rarely used items with people who need something on a temporary or repeat basis utilizing our proprietary matching algorithm.

The first versions of the website is done and live. Its mobile application is available for iOS. Rentus allows renters to search for the item by name, functionality, and features. Rentus delivers search results providing graphical information of the item, the location, a description, availability and the cost and the best person to do business with. For a consumer in need of a tool, tables and chairs for a party, equipment and any other consumer goods, Rentus is becoming the gateway to easily complete a rental transaction.

For companies in the rental businesses, Rentus provides an online portal to list items individually or upload inventory listings. Rentus is using a focused marketing launch in the Los Angeles County with over 2,200 retail rental businesses.

Consumer Product Rental Industry
This industry includes fitness equipment, consumer electronics and appliances, furniture, formalwear and costumes, party supplies, recreational equipment and tools for the do-it-yourselfers. Size of industry: $25 billion.

Equipment Rental Industry
The economic uncertainty that has prevailed for several years has actually been a big benefit for the rental industry. Renting is an alternative for users who might be unable to obtain equipment purchase financing. Size of industry: $32 billion.

Person-to-Person Rental
With the rise of the sharing economy, we believe that the person-to-person rental industry is about to be born and grow to enormous proportions. Estimated size of the Industry: $26 billion.



Company Profile
Mobile & Online Rental Marketplace

Short Pitch
Marketplace where people are able to rent just about anything at any time

The Team

Elias Chavando
- Expert in classified marketplaces
- Director Autotrader.com, one of the largest online marketplaces
- Founder Reagan.com
- Founder Radiovisa

Tomasz Odrobinski
- VP of Sales eRento.com, Europe's largest rental marketplace.
- Marketing & Internationalization Director, Mascus.com, world largest equipment marketplace

Rob Blanchard
- Expert developer
- Developer Autotrader.com
- Developer of Reagan.com

Contact
Wefunder.com/rentuscom

Confidential